

November 28, 2023

Claudius Tsang
Chief Executive Officer and Chief Financial Officer
A SPAC I Mini Acquisition Corp.
Level 39, Marina Bay Financial Centre
Tower 2, 10 Marina Boulevard
Singapore, 018983

> **Re: A SPAC I Mini Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed November 14, 2023**
> **File No. 333-275208**

Dear Claudius Tsang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 8, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-4

Note 8 - Contract Liabilities, page F-58

1. Please revise the line item description from reversal to refund of fees to better reflect the nature of the amount. In addition, please add narrative disclosure describing the cash refund of fees and the related facts and circumstances, both under Note 8 - Contract Liabilities and under Operating activities, page 193.

Note 15, page F-64

2. Your Statement of Cash Flows reports that you received $1,530,872 of cash repayments from Mr. Siu and Ms. Fong during the 6 months ended June 30, 2023. However, your response states that the Company only received approximately $.8 million of cash from them during the 6 months ended June 30, 2023. Please disclose this fact in Note 15 and

revise your Statement of Cash Flows so that only the $.8 million of cash received by the Company is included in your financing cash flows. Also, please clearly disclose in Note 15 how the $.7m of expenses incurred by the shareholders for the Company's benefit are recognized in the Company's financial statements.

3. Your disclosure on page 239 states that the 2021 and 2022 expense recognized in your financial statements for the services provided by Mr. Siu and Ms. Fong was $200,000 and $240,000, respectively. That amount is consistent with the amount reported on page F-71. However, your page 239 and page F-65 disclosure states that $120,000 of expense was recognized for their services in the 6 months ended June 30, 2023 whereas the directors renumeration amount on page F-46 is zero. Please revise your 2023 Statements of Operations to recognize the $120,000 expense and revise your Statements of Cash Flows to report the $120,000 as a non-cash adjustment within the operating activities section.

General

4. We note your response and revised disclosure to prior comment 6. We further note that on November 7, 2023, A SPAC I Acquisition Corp. received a letter from the Nasdaq stating that the Company no longer complies with the Nasdaq's continued listing rules due to the Company not having maintained a minimum of 300 public holders. Please update your disclosure and any relevant risk factors to discuss this deficiency letter, the Company's response, and any difficulties the Company may face in maintaining its listed status.

 Please contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Giovanni Caruso, Esq.